3/11/03

SEC 03012113 COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-21885~~ 8-21937

RECEIVED FEB 26 2003 PROCESSING SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 AND ENDING 12/31/02
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Dougherty & Company LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

90 South Seventh Street, Suite 4400
(No. and Street)

Minneapolis (City) Minnesota (State) 55402 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michelle M. Sandberg (612) 376-4027
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

1400 Pillsbury Center (Address) Minneapolis (City) Minnesota (State) 55402 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michelle M. Sandberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dougherty & Company LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHRISTINE M. NELSON
Notary Public
Minnesota
My Commission Expires Jan. 31, 2005

Signature

Treasurer + Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Dougherty & Company LLC
December 31, 2002 with Report of Independent Auditors

DOUGHERTY & COMPANY LLC

Statement of Financial Condition

December 31, 2002

Contents

ERNST & YOUNG

Ernst & Young LLP
220 South Sixth Street, Ste 1400
Minneapolis, MN 55402-4509

Phone: (612) 343-1000
www.ey.com

Report of Independent Auditors

To the Board of Directors and Members of
Dougherty & Company LLC

We have audited the accompanying statement of financial condition of Dougherty & Company LLC (the Company) as of December 31, 2002. This statement of financial condition is the responsibility of the management of the Company. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Dougherty & Company LLC at December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 7, 2003

DOUGHERTY & COMPANY LLC

Statement of Financial Condition

December 31, 2002

Assets	
Cash	$ 452,863
Cash segregated for regulatory purposes (note 2)	50,000
Clearing organization deposits	250,000
Securities owned, pledged to creditors (notes 3 & 8)	11,924,770
Syndicate receivables	443,496
Other receivables (note 4)	637,508
Furniture and equipment, net of $1,564,651 in accumulated depreciation	457,456
Prepaid expenses and other assets	408,793
Total Assets	$ 14,624,886
Liabilities and Members' Equity	
Liabilities:	
Checks drawn in excess of bank balances	$ 170,845
Securities sold, not yet purchased (note 3)	660,541
Payable to clearing firm	3,053,595
Payable to affiliate (note 4)	38,205
Accrued compensation and benefits	2,468,041
Deferred rent	148,350
Accounts payable and other liabilities	361,533
	6,901,110
Commitments and contingencies (notes 5 and 8)	
Members' equity	7,723,776
Total Liabilities and Members' Equity	$ 14,624,886

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

Dougherty & Company LLC (the Company) is a registered broker-dealer in securities under the Securities and Exchange Act of 1934 and an investment advisor registered under applicable Minnesota law. The Company provides underwriting, financial advisory, and securities brokerage services to individual, institutional, corporate, and governmental clients, predominantly in the Midwest region of the United States. The Company is owned by Dougherty Financial Group LLC (DFG) and by two key executives of the Company in proportion to the percentage interests of each, which were 94.74%, 3.25%, and 2.01%, respectively, as of December 31, 2002. The Company's profits are allocated in accordance with the provisions of the Company's limited liability company agreement.

The Company clears all customer and proprietary trades through another broker-dealer (Clearing Firm) on a fully-disclosed basis.

The following is a summary of significant accounting policies followed by the Company:

Securities Transactions

Securities inventories and securities sold, not yet purchased, are valued at market value and are generally readily marketable. Market value is generally based on listed market prices. If listed market prices are not available, their value is determined based on other relevant factors. The difference between cost and market value is included in revenues from principal transactions.

The Company accounts for securities transactions and related revenues and expenses on a trade date basis.

Deferred Rent

The Company's office lease provides for free rent in the early years of the lease and increased payments in the later years. Rent expense is recognized evenly throughout the lease resulting in a deferred rent liability which is amortized over the life of the lease.

Depreciation and Amortization

Furniture and equipment are carried at cost less accumulated depreciation and are depreciated using straight-line and accelerated methods over the estimated useful lives of three to seven years. Leasehold improvements are amortized over the lesser of the estimated useful life of the improvement or the term of the lease.

Fair Value of Financial Instruments

Substantially all of the Company's financial assets and liabilities are carried at market value or at amounts which, because of their short-term nature and based on market interest rates available to the Company at December 31, 2002, approximate current fair value.

(continued)

Use of Estimates

Preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement of financial condition and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Cash Segregated for Regulatory Purposes

At December 31, 2002, $50,000 was segregated in a special bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

(3) Trading Securities

The market values of trading securities as of December 31, 2002 are summarized as follows:

Owned:	
Municipal securities	$ 8,530,979
Corporate debt securities	3,262,393
Equity securities	121,742
U.S. government and government agency securities	9,656
Total	$ 11,924,770
Sold, not yet purchased:	
Equity securities	$ 594,250
Corporate debt securities	57,290
Municipal securities	9,001
Total	$ 660,541

All securities owned are pledged to the Clearing Firm on terms that permit it to sell or repledge the securities to others subject to certain limitations. Securities sold, not yet purchased, represent obligations of the Company to deliver the specified security at the contracted price, and thereby, create a liability to repurchase the security in the market at prevailing prices. These transactions result in off-balance-sheet market risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased, may exceed the amount recognized in the statement of financial condition.

(continued)

(4) Related Parties

At December 31, 2002, the Company had non-interest bearing payables to DFG and other affiliates totaling $38,205.

Included in other receivables at December 31, 2002, was $621,945 in interest and non-interest bearing receivables from officers and employees of the Company, the majority of which are advances made to senior investment executives. Such advances are generally amortized into employee compensation over the life of the note, which is typically two to five years, using the straight-line method.

(5) Commitments and Contingencies

The Company leases office space, primarily from DFG, under non-cancelable operating leases with expiration dates through 2009. Some leases have escalation clauses and renewal options. Future minimum rental commitments and sublease income under non-cancelable operating leases are approximately as follows:

Years	Operating Leases	Sublease Income
2003	1,003,000	33,000
2004	382,000	34,000
2005	54,000	18,000
2006	22,000	-
2007	22,000	-
Thereafter	33,000	-

Included in these amounts are approximate minimum lease payments by the company to DFG as follows: $732,000 in 2003; $244,000 in 2004. Rent expense was approximately $783,000 for the year ended December 31, 2002.

The Company promptly transmits all customer funds and securities to the Clearing Firm and is contingently liable for its customers' transactions.

In the ordinary course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2002, and have subsequently settled, had no material affect on the financial statements.

The Company is a defendant in various actions, suits or proceedings before a court or arbitrator or by a governmental entity that are incidental to its business. Although the outcome of these matters is uncertain, based upon the facts that have been developed to date, the Company's management believes that the outcome will not have a material adverse effect on the financial condition of the Company.

(continued)

(6) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the Company to maintain minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to $250,000. At December 31, 2002, the Company had net capital of $4,036,814 that was $3,786,814 in excess of the minimum net capital required.

(7) Retirement Plans

The Company has a 401(K) and profit sharing plan in which employees participate.

(8) Financial Instruments with Off-Balance-Sheet Risk

In the ordinary course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to credit and market risks in the event the customer, counterparty or Clearing Firm is unable to fulfill its contractual obligations. Such risks may be increased by volatile trading markets.

The Company also assumes short positions in its inventory. These transactions result in off-balance-sheet market risk as the Company's ultimate obligation to satisfy the short sale may exceed the amount recognized in the statement of financial condition.

The Company does not believe that it has any significant concentrations of credit risk.